Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Northern Genesis Acquisition Corp. II (the “Company”) on Form S-1 of our report dated October 13, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as going concern, with respect to our audit of the financial statements of Northern Genesis Acquisition Corp. II as of October 2, 2020 for the period from September 25, 2020 (inception) through October 2, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

December 23, 2020